UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

The below contains information regarding the consolidated results of operations and results of operations by segment of Despegar.com, Corp. and its consolidated subsidiaries for the nine-month period ended September 30, 2020 compared to nine-month period ended September 30, 2019. The below also contains information about our liquidity and capital resources as of September 30, 2020. The following section should be read together with our interim unaudited condensed consolidated financial statements as of and for the nine-month period ended September 30, 2020, our audited consolidated financial statements as of and for the year ended December 31, 2019 and “Item 5. Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. References in this current report to “we,” “us,” “our,” or “the Company” are to Despegar.com, Corp. and its consolidated subsidiaries, unless the context indicates otherwise.

Novel Coronavirus 2019 (COVID-19)

The ongoing COVID-19 pandemic is disrupting the global economy in general and the travel industry in particular, and consequently adversely affecting our business, results of operations and cash flows. As conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have on our Company.

The outbreak of COVID-19, which has been declared by the World Health Organization to be a “public health emergency of international concern”, has rapidly spread across the globe and is impacting worldwide economic activity and –in particular– the travel industry. Countries around the world, including in Latin America, have adopted extraordinary measures to stem the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines and similar actions. Depending on how the spread of the virus continues to evolve, governments may extend these measures for longer periods.

The impact to date of the COVID-19 pandemic on global economic conditions and on the travel industry has been severe. The pandemic has also significantly increased economic uncertainty and volatility. Moreover, leisure travel across the world has substantially decreased since March 2020. We cannot predict how long the COVID-19 pandemic will continue or how long current or future travel restrictions will remain in place.

Demand for travel began showing early signs of weakness by the beginning of March 2020. Within a matter of days, with more news of the potentially extensive spreading of the virus to other parts of the world, travel demand began to decline significantly, and then the decline accelerated precipitously as governments implemented strict measures to limit the spread of the virus. During the second and third quarters of 2020, our gross bookings declined by 91% as compared to the corresponding six-month period of 2019. Revenues for the second and third quarters of 2020 were $2.0 million, a decline of 99% as compared to the corresponding six-month period of 2019. During the second and third quarters of 2020, our Consolidated Adjusted EBITDA declined to $(99.5) million compared to $2.1 million for the corresponding six-month period of 2019. In addition, we have incurred additional customer service costs in connection with servicing travelers affected by the outbreak, which also has a negative impact on our results of operations.

During the summer of 2020, there had been varying degrees of containment of the virus in certain countries and hence some signs of travel recovery; however, the degree of containment and the recovery in travel has varied country to country and there have been instances where cases of COVID-19 have started to increase again after a period of decline, in particular in the United States and Europe. Additionally, many travel restrictions and quarantine orders remain in place. Gross bookings during the second quarter of 2020 declined by 94% as compared to the first quarter of 2020 and during the third quarter of 2020 increased by 238% as compared to the second quarter of 2020. Revenues for the second quarter of 2020 declined by 113% as compared to the first quarter of 2020 and during the third quarter of 2020 increased by 221% as compared to the second quarter of 2020. Consolidated Adjusted EBITDA during the second quarter of 2020 declined by 321% as compared to first quarter of 2020 and during the third quarter of 2020 increased by 49% as compared to the second quarter of 2020.

Overall, the full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, our business.

Due to the COVID-19 impact on the global travel industry and our business and results of operations, we committed to several actions intended to simplify our business and improve operational efficiencies. These actions were aimed at reducing non-critical expenditures and readjusting structural costs to deliver savings and preserve cash, including (i) temporarily reducing salaries of our senior and middle management; (ii) suspending bonuses to all employees; (iii) reducing part of our workforce and implementing a hiring freeze and limiting inflation salary increases; (iv) reducing working hours and implementing unpaid leave in certain locations; (v) accelerating synergies from acquisitions; (vi) renegotiating supplier payment terms and conditions; (vii) reviewing and renegotiating, to the extent possible, all contracts and commitments; (viii) reducing marketing expenses and (ix) deferring non-critical capital expenditures.

As a result, we recognized $10.6 million in headcount reduction charges during the nine-month period ended September 30, 2020, which were fully paid as of period end. Based on current plans, we expect total severance benefits in the remainder of 2020 and into 2021 to decrease. However, we continue to actively evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we will incur additional reorganization charges.

Key Trends and Factors Affecting Our Business

We believe that our results of operations and financial performance will be driven primarily by the following long-term trends:

• Growth in and Retention of our Customer Base: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. One important driver of growth in our travel customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers as well as drive retention and repeat purchases. We focus on maintaining strong customer satisfaction to build long-term customer relationships. During the nine-month periods ended September 30, 2020 and 2019, approximately 62% and 54%, respectively, of our travel customers had completed previous purchases on our platform.

• Cross-Selling: Our financial results are also driven by our ability to cross-sell and increase the number of products that we are able to sell in connection with each trip, which allows us to increase our revenue from each transaction without incurring the costs of acquiring additional travel customers.

• Changes in Product Mix and New Product Offerings: In addition to the total volume of transactions, our operating results also vary depending on product mix. In particular, packages and hotels tend to have higher margins than air travel. In addition, we continually seek to expand our product offerings, whether by adding new product categories, such as our introduction of our bus, local concierge and vacation rentals products, which may have higher or lower margins than our overall business, or by the ongoing expansion of our travel supplier base.

• Shift to Mobile Transactions: As smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. During the nine-month periods ended September 30, 2020 and 2019, mobile accounted for approximately 71% and 70%, respectively, of all of our user visits, and approximately 47% and 40%, respectively, of our transactions were completed on our mobile platform, complementing our desktop website traffic. Our strategic focus on mobile enables us to remain connected to travel customers and provides the opportunity for travel customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings.

• Selling and Marketing Expenditures: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real-time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real-time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During the nine-month period ended September 30, 2020, as part of our cost-savings measures in connection with the COVID-19 pandemic, we reduced our selling and marketing expenditures by 68% compared to the corresponding nine-month period in 2019.

• Integration of recent acquisitions: A successful and timely integration of Best Day Group and Koin into our company will enable us to capture relevant synergies both from a technological and bottom line perspective. We will seek to integrate such acquired businesses into our current operations in a manner that maximizes such synergies.

Key Business Metrics

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

	Nine-month periods ended September 30,
	2020	2019	% Change
		(in thousands)
Operational
Number of transactions
By country
Brazil	1,360	3,063	(56)
Argentina	364	1,665	(78)
Other	1,110	3,095	(64)

Total	2,834	7,823	(64)
By segment
Air	1,756	4,562	(62)
Packages, Hotels and Other Travel
Products	1,078	3,261	(67)

Total	2,834	7,823	(64)
Gross bookings	$1,005	$3,453	(71)
Financial
Consolidated adjusted EBITDA (unaudited)	$(115,100)	$17,270	(766)
Adjusted Segment EBITDA
Air	(36,343)	(411)	8,743
Packages, Hotels and Other Travel
Products	(47,197)	22,112	(313)
Unallocated	(31,560)	(4,431)	612

Adjusted Segment EBITDA

We measure our segment’s performance by our Adjusted Segment EBITDA. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe Adjusted Segment EBITDA reflects current core operating performance of each segment and provides an indicator of each segment’s ability to generate cash. Adjusted Segment EBITDA is calculated, with respect to each segment, as our net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense. See Note 16 to our interim unaudited condensed consolidated financial statements as of and for the nine-month period ended September 30, 2020 for our Adjusted Segment EBITDA information and segment information.

Consolidated Adjusted EBITDA

We define Consolidated Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense.

We believe that Consolidated Adjusted EBITDA, a non-GAAP financial measure, provides useful supplemental information to investors about us and our results. Consolidated Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Consolidated Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the online travel industry. We also believe that Consolidated Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on our results.

Consolidated Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with U.S. GAAP. Consolidated Adjusted EBITDA has limitations as an analytical tool, including:

•	Consolidated Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•

Consolidated Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•	Consolidated Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Consolidated Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although stock-based compensation is a non-cash charge, Consolidated Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; and

•	other companies may calculate Consolidated Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Consolidated Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with U.S. GAAP and reconciliation of Consolidated Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net income.

The table below provides a reconciliation of our net loss to Consolidated Adjusted EBITDA:

	Nine-month periods ended September 30,
	2020	2019
	(in thousands)
Net loss attributable to Despegar.com Corp	$(113,964)	$(18,265)
Net loss attributable to redeemable non-controlling interest	(69)	—

Net loss for the period	$(114,033)	$(18,265)
Add / (deduct):
Financial expense / (income), net	(15,005)	10,510
Income tax benefit	(13,140)	(1,158)
Depreciation expense	6,230	5,565
Impairment of long-lived assets	1,324	—
Amortization expense	14,810	11,037
Stock-based compensation expense	4,714	9,581

Consolidated Adjusted EBITDA (unaudited)	$(115,100)	$17,270

Results of Operations

Nine-month period ended September 30, 2020 compared to nine-month period ended September 30, 2019

	Nine-month periods ended September 30,
	2020		2019
	(in thousands)
		% of Revenue		% of Revenue	% Change
Revenue
Air	43,657	56	148,307	39	(71)
Packages, Hotels and Other Travel Products	34,431	44	230,942	61	(85)

Total revenue	78,088	100	379,249	100	(79)
Cost of revenue	(59,687)	(76)	(128,178)	(34)	(53)

Gross profit	18,401	24	251,071	66	(93)
Operating expenses
Selling and marketing	(44,132)	(57)	(138,290)	(36)	(68)
General and administrative	(65,232)	(84)	(66,982)	(18)	(3)
Technology and product development	(49,891)	(64)	(54,712)	(14)	(9)
Impairment of long-lived assets	(1,324)	(2)	—	—	100

Total operating expenses	(160,579)	(206)	(259,984)	(69)	(38)

Operating loss	(142,178)	(182)	(8,913)	(2)	1,495
Financial income	21,519	28	6,719	2	220
Financial expense	(6,514)	(8)	(17,229)	(5)	(62)

Loss before income taxes	(127,173)	(163)	(19,423)	(5)	555
Income tax benefit	13,140	17	1,158	NM	1,035

Net loss	(114,033)	(146)	(18,265)	(5)	524

Net loss attributable to non-controlling interest	69	NM	—	—	100

Net loss attributable to Despegar.com, Corp	(113,964)	(146)	(18,265)	(5)	524

Note: “NM” denotes not meaningful.

Revenue

Revenue decreased from $379.2 million in the nine-month period ended September 30, 2019 to $78.1 million in the nine-month period ended September 30, 2020, primarily as a result of:

•

a decrease of $243.8 million, or 80%, in commission and service fees, primarily due to (i) a reduction in customer demand as a result of the COVID-19 pandemic, (ii) government restrictions on leisure travel in many of the countries in which we operate due to the widespread outbreak of the COVID-19 virus which caused increased charges in connection with refunds commencing in mid-March 2020 for cancelled airfare, hotels and packages and provisioning for forecasted refunds for transactions unrealized as of September 30, 2020, and (iii) challenging macroeconomics conditions, including a depreciation of local currencies such as the Brazilian Real, Argentinian Peso, Mexican Peso and Colombian Peso. The COVID-19 pandemic not only negatively affected the tourism as a consequence of several government travel restrictions, quarantine orders and the suspension of operations of most airlines and hotels, but also affected global economic activity, leading to a depreciation of the currencies of the countries in which we operate. To a lesser extent, the Argentine government implemented a new tax to all foreign currency transactions, resulting in a decrease in the demand for international bookings in Argentina;

•	a decrease of $43.4 million in incentives received from airlines and hotels, primarily as a result of lower demand and cancellation of transactions due to the COVID-19 pandemic;

•	a decrease of $8.0 million in media and other revenues, primarily as a result of a decrease in transactions due to the COVID-19 pandemic;

•	a decrease of $3.3 million in loyalty revenue primarily as a result of the bonus received in 2019 from the launch of the loyalty program; and

•	a decrease of $2.7 million in breakage revenue due to a reduction of unbilled services from hotel operators.

The following is a discussion of our revenue broken down by our two business segments: Air; and Packages, Hotels and Other Travel Products.

Air Segment. The revenue in our Air segment decreased by 71%, to $43.7 million in the nine-month period ended September 30, 2020, from $148.3 million in the nine-month period ended September 30, 2019, primarily due to:

•

a decrease of $66.6 million in commission and service fees due to lower volume of sales, primarily as a result of (i) decreased customer demand as a result of the COVID-19 pandemic, (ii) government restrictions on leisure travel in many of the countries in which we operate due to the widespread outbreak of the COVID-19 virus, (iii) challenging macroeconomics conditions in the countries in which we operate, including a depreciation of local currencies such as the Brazilian Real, Argentinian Peso, Mexican Peso and Colombian Peso, and (iv) a new tax implemented in Argentina at the end of December 2019 for transactions in foreign currency resulting in a decrease in the demand for international bookings in Argentina;

•	a decrease of $34.5 million in incentives received from airlines, as a result of less volume bonus due to lower travel demand and refunds of transactions which were canceled; and

•	a decrease of $3.5 million in media and other revenues, primarily as a result of a decrease in transactions due to the COVID-19 pandemic.

Packages, Hotels and Other Travel Products Segment. The revenue in our Packages, Hotels and Other Travel Products segment decreased by 85%, to $34.4 million in the nine-month period ended September 30, 2020 from $230.9 million in the nine-month period ended September 30, 2019. The decrease was primarily due to:

•

a decrease of $177.2 million in commission and service fees due to lower volume of sales, primarily as a result of (i) decreased customer demand as a result of the COVID-19 pandemic, (ii) challenging macroeconomic conditions in the countries in which we operate, including depreciation of local currencies such as the Brazilian Real, Argentinian Peso, Mexican Peso and Colombian Peso, and (iii) a new tax implemented in Argentina at the end of December 2019 for transactions in foreign currency resulting in a decrease in the demand for international bookings in Argentina;

•	a decrease of $8.9 million in incentives received from travel suppliers, as a result of less volume bonus due to lower travel demand;

•	a decrease of $4.5 million in media and other revenues, primarily as a result of a decrease in transactions due to the COVID-19 pandemic;

•	a decrease of $3.3 million in loyalty revenue primarily as a result of the bonus received in 2019 from the launch of the loyalty program; and

•	a decrease of $2.7 million in breakage revenue due to a reduction of unbilled services from hotel operators.

The following table presents a breakdown of our revenues by revenue type:

	Nine-month period ended September 30,
	2020	2019
	(in thousands)
Facilitation services	60,802	304,564
Incentives	11,520	54,894
Advertising	3,129	11,166
Others (1)	2,637	8,625

Total revenue	$78,088	$379,249

(1)	Others includes breakage, loyalty and interest revenue.

The following table presents a breakdown of our revenues by business model:

	Nine-month period ended September 30,
	2020	2019
	(in thousands)
Pre-pay / Merchant model	60,143	293,714
Pay-at-destination / Agency model	659	10,850
Others (1)	17,286	74,685

Total revenue	$78,088	$379,249

(1)	Others includes incentives, advertising, breakage, loyalty and interest revenue.

Our revenue from our pre-pay model decreased by 80%, our pay-at-destination model decreased by 94% and other revenue decreased by 77% in the nine-month period ended September 30, 2020 as compared to the nine-month period ended September 30, 2019, primarily as a result of the COVID-19 pandemic and the challenging macroeconomic conditions in the countries in which we operate, including our main markets, Brazil and Argentina.

Cost of Revenue

Cost of revenue decreased 53% from $128.2 million in the nine-month period ended September 30, 2019 to $59.7 million in the nine-month period ended September 30, 2020. The decrease was primarily a result of:

•	a decrease of $23.7 million in the cost of installments and a decrease of $28.6 million in credit card processing fees due to the decrease in gross bookings and transactions;

•	a decrease of 3.6 million in costs of pre-purchase flight seats due to the reduction of gross bookings and transactions;

•	a decrease of $6.8 million in costs related to customer fraud and transaction processing errors due to the decrease in gross bookings and transactions; and

•

a decrease of $10.0 million in operation costs, due to the implementation of cost reduction efforts beginning in October 2019, which was partially offset by: (i) an increase of $2.4 million in employee severance and benefit expenses due to restructuring costs associated with our cost savings plan in response to the COVID-19 pandemic, and (ii) the contribution of Viajes Falabella business, which generated an increase of $1.9 million in cost of revenue.

As a percentage of revenue, cost of revenue represented 34% in the nine-month period ended September 30, 2019 and 76% in the nine-month period ended September 30, 2020.

Gross Profit

Gross profit decreased 93% from $251.1 million in the nine-month period ended September 30, 2019 to $18.4 million in the nine-month period ended September 30, 2020, due to the COVID-19 pandemic and the challenging macroeconomic conditions in the countries in which we operate, including our main markets, Brazil and Argentina.

As a percentage of revenue, gross profit represented 66% in the nine-month period ended September 30, 2019 and 24% in the nine-month period ended September 30, 2020. This decrease is due to a greater percentage decrease in total revenue (79%) during the nine-month period ended September 30, 2020 as compared to the percentage decrease in cost of revenue (53%).

Selling and Marketing

Selling and marketing expense decreased 68% from $138.3 million in the nine-month period ended September 30, 2019 to $44.1 million in the nine-month period ended September 30, 2020. The decrease was primarily as a result of the suspension of direct marketing expenses beginning in mid-March 2020, which was part of our broader cost saving measures in connection with the COVID-19 pandemic. The decrease was partially offset by $3.6 million that we incurred in employee severance and benefit expenses due to restructuring costs associated with our cost savings plan.

As a percentage of revenue, selling and marketing expense represented 36% in the nine-month period ended September 30, 2019 and 57% in the nine-month period ended September 30, 2020.

General and Administrative

General and administrative expense decreased 3% from $67.0 million in the nine-month period ended September 30, 2019 to $65.2 million in the nine-month period ended September 30, 2020. The decrease was primarily due to a reduction in all corporate expenses, including outsourcing services and employee benefits, which was partially offset by a $1.9 million and $0.4 million that we incurred in employee severance expenses and anticipated termination office rent fees, respectively, as part of our cost savings plan in response to the COVID-19 pandemic.

As a percentage of revenue, general and administrative expense represented 18% in the nine-month period ended September 30, 2019 and 84% in the nine-month period ended September 30, 2020.

Technology and Product Development

Technology and product development expense decreased 9% from $54.7 million in the nine-month period ended September 30, 2019 to $49.9 million in the nine-month period ended September 30, 2020. The decrease was primarily as a result of a reduction in technology and product development personnel expense, which was partially offset by $2.7 million that we incurred in employee severances expenses, as part of our cost savings plan in response to the COVID-19 pandemic.

As a percentage of revenue, technology and product development expense represented 14% in the nine-month period ended September 30, 2019 and 64% in the nine-month period ended September 30, 2020.

Impairment Of Long-lived Assets

During the nine-month period ended September 30, 2020, we recorded an impairment of $0.3 million to carry office assets to fair value, and an impairment of $1.1 million to carry customer relationship intangibles related to Viajes Falabella to fair value.

The full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may continue to record impairment charges in the future due to the potential long-term economic impact and near term financial impacts of the COVID-19 pandemic.

Operating Loss

Operating loss increased from $8.9 million in the nine-month period ended September 30, 2019 to $142.2 million in the nine-month period ended September 30, 2020. The following table presents a breakdown of our operating income / (loss) by operating segments:

	Nine-month period ended September 30,
	2020	2019
	(in thousands)
Air	(43,288)	(5,930)
Packages, Hotels and Other Travel Products	(54,142)	16,593
Unallocated corporate expenses	(44,748)	(19,576)

Total operating loss	(142,178)	(8,913)

Unallocated corporate expenses increased due to restructuring cost associated with our cost savings plan in response to the COVID-19 pandemic and because most expenses of Viajes Falabella, consolidated since acquisition dates in June and July 2019, were allocated to Unallocated corporate expenses.

Air Segment. Our operating loss from our Air segment increased from $5.9 million in the nine-month period ended September 30, 2019 to $43.3 million in the nine-month period ended September 30, 2020, primarily as a result of the COVID-19 pandemic, which caused a decreased customer demand, resulted in the suspension or significant reduction of operations of most airlines as from mid-March 2020, and due to government restrictions on travel and challenging macroeconomic conditions in the countries in which we operate. The significant decrease in revenue was partially offset by a decrease in operating expenses, primarily as a result of the cost saving measures that we implemented in connection with the COVID-19 pandemic. As a percentage of Air segment revenue, the operating loss from our Air segment represented (4%) in the nine-month period ended September 30, 2019 and (99%) in the nine-month period ended September 30, 2020.

Packages, Hotels and Other Travel Products Segment. Our operating loss from our Packages, Hotels and Other Travel Products segment increased from an income of $16.6 million in the nine-month period ended September 30, 2019 to a loss of $54.1 million in the nine-month period ended September 30, 2020, primarily as a result of a decrease in Packages, Hotels and Other Travel Products revenues as a result of the COVID-19 pandemic, which generated a suspension of tourism activities, and the challenging macroeconomic conditions in the countries in which we operate. As a percentage of Packages, Hotels and Other Travel Products segment revenue, the operating loss from our Packages, Hotels and Other Travel Products segment represented 7% in the nine-month period ended September 30, 2019 and (157%) in the nine-month period ended September 30, 2020.

Net Financial Income / (Expense)

Net financial income increased from a net financial expense of $10.5 million in the nine-month period ended September 30, 2019 to a net financial income of $15.0 million in the nine-month period ended September 30, 2020. The increase in net financial income was primarily as a result of currency depreciation in most Latin-American countries in which we operate, causing our payable position to generate income from currency depreciation, and income from securities trading and hedging activities, as regional currencies depreciated during the period.

Income Tax benefit

We are subject to taxes in the multiple jurisdictions where we operate. Our tax obligations include current and deferred income taxes and withholding taxes incurred in these jurisdictions. Income tax benefit increased from $1.2 million in the nine-month period ended September 30, 2019 to $13.1 million in the nine-month period ended September 30, 2020. For the nine-month period ended September 30, 2020, the effective tax rate was a 10.33% benefit on a pre-tax loss, compared to a 5.96% benefit on a pre-tax loss for the nine-month period ended September 30, 2019. The change in the effective tax rates was primarily as a result of an increase in the tax rate in Argentina due to changes in the Knowledge-based-Economy Regime, a tax incentive program in Argentina, which established certain tax benefits for companies that meet specific criteria such as that at least 70% of their revenue belong to certain activities linked with technology or software development, biotechnology, professional services, among others.

Critical Accounting Policies and Estimates

Information with respect to the Company’s critical accounting policies, which management believes could have the most significant effect on the Company’s reported results and require subjective or complex judgments by management is contained in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the year ended December 31, 2019.

Management believes that there have been no significant changes during the nine-month period ended September 30, 2020 in the Company’s critical accounting policies from those disclosed in Item 5 of the 2019 Form 20-F, except for the following updated and/or new policies described below.

Recoverability of Goodwill and Indefinite and Definite-Lived Intangible Assets

Goodwill. We assess goodwill for impairment annually as of December 31, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value and, if applicable, record an impairment charge based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.

We generally base our measurement of fair value of reporting units on an analysis of the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital, long-term rate of growth and profitability of our business and working capital effects.

We believe the weighted use of discounted cash flows is the best method for determining the fair value of our reporting units because these are the most common valuation methodology used within the travel and internet industries.

Business Combinations

We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, in particular with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and trade names, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Other Long-Term Liabilities

Various Legal and Tax Contingencies. We record liabilities to address potential exposures related to business and tax positions we have taken that have been or could be challenged by taxing authorities. In addition, we record liabilities associated with legal proceedings and lawsuits. These liabilities are recorded when the likelihood of payment is probable, and the amounts can be reasonably estimated. The determination for required liabilities is based upon analysis of each individual tax issue, or legal proceeding, taking into consideration the likelihood of adverse judgments and the range of possible loss. In addition, our analysis may be based on discussions with outside legal counsel. The ultimate resolution of these potential tax exposures and legal proceedings may be greater or less than the liabilities recorded.

Non-Convertible Preferred Stock and Warrant Transaction

On September 18, 2020, we completed the issuance and sale of our Series A Preferred Shares and Warrants to purchase our ordinary shares to LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (the “L Catterton Purchaser”) pursuant to the Investment Agreement, dated as of August 20, 2020, with the L Catterton Purchaser (the “L Catterton Investment Agreement”). We issued and sold to the L Catterton Purchaser, pursuant to the L Catterton Investment Agreement, 150,000 shares of our newly created Series A Preferred Shares, no par value per share (the “Series A Preferred Shares”) and Warrants to purchase 11,000,000 ordinary shares, no par value, for an aggregate purchase price of $150 million.

In accordance with applicable accounting standards, the gross proceeds from the sale were allocated to the non-convertible preferred stock and warrants on a relative fair value basis. In determining the fair value of the Series A Preferred Shares, we primarily used discounted cash flow analyses. Inputs to the discounted cash flow analyses and other aspects of the valuation require judgment. The more significant inputs used in the discounted cash flow analyses and other areas of judgment include assumptions on term, cash flows, and market yield. In determining the fair value of the Warrants, we primarily used the Black Scholes Option Pricing Model (“BSOPM”). Inputs to the BSOPM and other aspects of the valuation require judgment. The more significant inputs used in the BSOPM and other areas of judgment include the starting stock price or value of the underlying assets, the strike price, the time to expiration, and volatility and risk-free rate. In order to consider the two-year transfer restriction of the Warrants, considered to be security specific, we applied a Discount for Lack of Marketability with the Finnerty Method.

Recently Issued and Not Yet Adopted Accounting Pronouncements under U.S. GAAP

For information on recently issued accounting pronouncements under U.S. GAAP, see Note 2 to our interim unaudited condensed consolidated financial statements as of and for the nine-month period ended September 30, 2020.

Liquidity and Capital Resources

As of September 30, 2020, we had unrestricted cash and cash equivalents of $375.3 million. Additionally, as of September 30, 2020, we had restricted cash of $10.6 million, which primarily consisted of amounts held in restricted accounts to secure our obligations to travel suppliers and service providers and the International Air Transport Association (“IATA”). For the nine-month period ended September 30, 2020, we used $75.3 million of cash flows in operations, as further discussed below. We also maintain revolving credit facilities in certain jurisdictions to cover short-term working capital requirements. As of September 30, 2020 we had outstanding borrowings of $7.2 million.

As of September 30, 2020, our travel accounts payable plus our related party payable and our accounts payable and accrued expenses, minus our trade accounts receivable net of credit expected loss and our related party receivable amounted to aggregate payables of $124.1 million, compared to aggregate payables of $120.1 million as of December 31, 2019. In addition, we adopted the strategy to assist our travel customers with refunds and reschedulings, including the issuance of vouchers to be used by our travel customers during 2020 or 2021. If a travel customer does not accept the voucher, according to our standard commercial terms and conditions, the corresponding refund would depend on the regulation of each country, considering as an average typically payable within 120 days from the date the refund is requested.

Our business cash cycle provides a positive source of working capital for our operations. Our pre-pay model allows us to collect cash amounts from transactions with our travel customers well before we are required to make payments to our travel suppliers, which allows us to use the cash for other business purposes in the interim and reduces our need to use external sources of financing. Under our pre-pay model, we receive cash payments through credit card companies used by travel customers at or near the time of booking, and we are required to make payments related to the booking to the relevant travel suppliers generally two to three months afterwards, typically, after the travel customer uses the reservation and the travel supplier invoices us.

As of September 30, 2020, we had deferred merchant bookings of $46.2 million and our working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $246.6 million. During the nine-month period ended September 30, 2020, our pre-pay model represented 77% of our revenues compared to 1% represented by our pay-at-destination model. If our pre-pay model declines relative to our pay-at-destination model or our overall business, or if there are changes to the pre-pay model (such as changes in booking patterns, or travel customer or travel supplier payment terms), our overall working capital benefits could be reduced. In such event, we could be required to obtain additional working capital financing, including using factoring or other financing sources.

Since mid-March 2020, we have been taking actions to improve our liquidity and mitigate the potential effects on our Company by significantly reducing non-critical expenditures and readjusting structural costs to deliver savings and preserve cash, including (i) temporarily reducing salaries of the senior and middle management; (ii) suspending bonuses to all employees; (iii) reducing part of our workforce and implementing a hiring freeze and limiting inflation salary increases; (iv) reducing working hours and implementing unpaid leave in certain locations; (v) accelerating synergies from acquisitions; (vi) renegotiating supplier payment terms and conditions; (vii) reviewing and renegotiating, to the extent possible, all contracts and commitments; (viii) reducing marketing expenses and (ix) deferring non-critical capital expenditures.

In connection with the measures implemented due to the COVID-19 crisis discussed above, we incurred $10.6 million in employee severance expenses during the nine-month period ended September 30, 2020, which were fully paid as of period end. Based on current plans, we expect total severance charges in the remainder of 2020 and into 2021 to decrease. However, we continue to actively evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we will incur additional reorganization charges. We also engaged in certain smaller scale restructure actions in 2020 to centralize and migrate certain operational functions and systems, for which we recognized $0.4 million in reorganization charges, which were primarily related to anticipated termination of several office rent contracts.

On August 20, 2020, we entered into two equity financing transactions, for total gross proceeds of $200 million: (i) with LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (“L Catterton”), for the issuance and sale of preferred stock and warrants for an aggregate purchase price of $150 million and (ii) with Waha LATAM Investments Limited, an affiliate of Waha Capital PJSC (“Waha Capital”), for the issuance and sale of series B preferred shares convertible into ordinary shares for an aggregate purchase price of $50 million. The transaction with L Catterton closed on September 18, 2020 and the transaction with Waha Capital closed on September 21, 2020. The result of these transactions, net of expenses associated to the transaction, increased our cash and equivalents by $189.6 million.

We believe that our existing cash and cash equivalents together with expected cash flows generated from operating activities will be sufficient to meet our currently-anticipated cash needs for the next twelve months. As conditions are recent, uncertain and changing rapidly, we cannot assure you that our business will not require additional funds for operating activities in the future, nor whether the conditions of the global economy and financial markets will allow us to access to those financing options, particularly if the effects of the pandemic persist significantly longer.

On August 20, 2020, we acquired an 84% equity stake in Koin Administradora de Cartões e Meios de Pagamentos S.A. (“Koin”), a Brazilian online payment platform. The acquisition was settled through conversion of an outstanding trade receivable we had with Koin for $1.0 million as of the acquisition date. The former owners remained as non-controlling shareholders of a 16% equity interest in Koin.

On October 1, 2020 (the “Closing Date”), we completed the previously announced acquisition of the 100% equity interests of Viajes Beda S.A. de C.V. (“Viajes Beda”) and Transporturist S.A. de C.V. (“Transporturist”). We collectively refer to Viajes Beda and Transporturist as the Best Day Group, one of the leading travel agencies in Mexico. We have agreed to pay a purchase price for the acquisition of $56.5 million subject to adjustments based on net indebtedness and working capital, as those terms are defined in the agreements. In any event, after all downward adjustments, if any, we will pay not less than $10 million. The purchase price for the Best Day Group acquisition is payable on October 1, 2023. We have also agreed to pay contingent consideration ranging from $0 to $20 million based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the Closing Date.

Cash Flows

Cash flows for the nine-month period ended September 30, 2020 compared to nine-month period ended September 30, 2019

The following table sets forth certain consolidated cash flow information for the nine-month periods ended September 30, 2020 and 2019:

	Nine-month periods ended September 30,
	2020	2019
	(in thousands)
Net cash flows (used in) / provided by operating activities	(75,262)	28,952
Net cash flows used in investing activities	(21,000)	(24,713)
Net cash flows provided by / (used in) financing activities	176,070	(55,664)
Effect of exchange rate changes on cash and cash equivalents	(7,594)	(655)

Net increase / (decrease) in cash and cash equivalents	72,214	(52,080)

Net Cash Flows (Used In) / Provided By Operating Activities

Operating activities used net cash flows of $75.3 million in the nine-month period ended September 30, 2020, while in the nine-month period ended September 30, 2019 operating activities generated net cash flows of $29.0 million. The decrease in cash flows from operating activities resulted mainly from: (i) payments to travel suppliers and related parties; (ii) a reduction in pre-paid flight seats and cash advanced payments from travel suppliers; and (iii) a reduction in trade accounts receivable as a consequence of the decrease in sales due to the COVID-19 pandemic.

Net Cash Flows Used In Investing Activities

Investing activities used net cash flows of $21.0 million in the nine-month period ended September 30, 2020 and $24.7 million in the nine-month period ended September 30, 2019. The decrease was primarily due to the reduction in investing as part of the cost savings plan implemented as a result of the COVID-19 pandemic, which was partially offset by an increase in capital expenditures for software developed internally and by the second installment paid for the acquisition of the Viajes Falabella business.

Net Cash Flows Provided By / (Used In) Financing Activities

Financing activities generated net cash flows of $176.1 million in the nine-month period ended September 30, 2020 and used net cash flows of $55.7 million in the nine-month period ended September 30, 2019. The net cash flows used in financing activities in the nine-month period ended September 30, 2019 were primarily the result of the payment of short-term debt and disbursement to raise our treasury stocks with share buyback operations. The net cash flows generated from financing activities in the nine-month period ended September 30, 2020 were primarily the result of the equity financing transactions with L Catterton and Waha Capital, which closed on September 18, 2020 and September 21, 2020, respectively, and generated $189.6 million of cash, net of expenses associated to the transactions.

Currency Exchange Rates

The translation effect of converting cash held in local currencies to dollars decreased our cash and cash equivalents by $7.6 million in the nine-month period ended September 30, 2020, as compared to a decrease of $0.7 million in the nine-month period ended September 30, 2019. This increase was primarily due to the depreciation of the currencies of the Latin American countries in which we operate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2021

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini
Name:	Mariano Scagliarini
Title:	General Counsel